EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three Months Ended September 30, 2010	For the Nine Months Ended September 30, 2010

Earnings from continuing operations before income taxes	$1,086	$2,930

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(26)	(84)
Dividends from less than 50% owned affiliates	10	58
Fixed charges	490	1,518
Interest capitalized, net of amortization	–	1

Earnings available for fixed charges	$1,560	$4,423

Fixed charges:
Interest incurred:
Interest expense	$449	$1,394
Capitalized interest	–	1

	449	1,395
Portion of rent expense deemed to represent interest factor	41	123

Fixed charges	$490	$1,518

Ratio of earnings to fixed charges	3.2	2.9